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MAY 18 2010

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10028731

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N. Hahn & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York, (City) N.Y. (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas H. Kim (212) 983-3350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul Gaynes, CPA
(Name – *if individual, state last, first, middle name*)

54 Sunnyside Boulevard (Address) Plainview, (City) N.Y. (State) 11803 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Nicholas H. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N. Hahn & Co. Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Athanasios Barakaris 5/17/2010

Notary Public

Athanasios Barakaris
Notary Public, State Of New York
Qualified in King County
Reg. No. 01BA6149908
My commission expires on 07-17-2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

N. HAHN AND CO., INC.

DECEMBER 31, 2009

N. HAHN AND CO., INC.
TABLE OF CONTENTS
DECEMBER 31, 2009

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
N. Hahn and Co., Inc.
New York, New York

I have audited the accompanying statement of financial condition of N. Hahn and Co., Inc.as of December 31, 2009, the related statement of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N. Hahn and Co, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul Gaynes

PAUL GAYNES, CPA

Plainview, NY
May 11, 2010

N. HAHN AND CO., INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2009

ASSETS

Current Assets		
Cash and Cash Equivalents		$ 2,419
Other Assets		
Investments (Note 2D)	$ 6,015	
Prepaid Corporate Income Taxes	743	
Furniture and Equipment, Net of ($3,160) Accumulated Depreciation (Note 2B)	0	
Total Other Assets		6,758
TOTAL ASSETS		$ 9,177

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts Payable	$ 1,190	
Payroll Taxes Payable	56	
Total Liabilities		$ 1,246
Stockholders Equity		
Capital Stock and Paid-In Capital	$ 9,429	
Accumulated Other Comprehensive Income	750	
Retained Earnings	(2,248)	
Total Stockholder's Equity		$ 7,931
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		$ 9,177

The accompanying footnotes are an integral part of these financial statements.

N. HAHN AND CO., INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues		
Service Fees	$ 51,167	
Dividend Income	16	
Interest Income	1	
Total Revenue		$ 51,184
Expenses		
Salaries	$ 13,000	
Payroll Taxes	1,161	
Employee Benefits	350	
Business Development	3,360	
Licenses and Permits	150	
Rent	9,720	
Telephone	4,453	
Professional Fees	2,800	
Professional Development	1,320	
Travel	1,370	
Entertainment	1,167	
Insurance	3,049	
Dues and Subscriptions	13,123	
Interest Expense	15	
Bank Charges	527	
Postage and Delivery	698	
Outside Services	107	
Office Supplies	1,948	
Total Expenses		$ (58,318)
Income (Loss) Before Income Taxes		(7,134)
Unrealized Gain, Investments		750
Net Income (Loss)		$ (6,384)

The accompanying footnotes are an integral part of these financial statements.

N. HAHN AND CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities		
Net Income (Loss)		$ (6,384)
Changes in Current Operating Items:		
Accounts Payable		999
Payroll Taxes Payable		56
Prepaid Corporate Taxes		(103)
Net Cash Provided by Operating Activities		$ (5,432)
Cash Flows from Financial Activities		
Change in Market Value, Investments	$ 1,458	
Distributions to Shareholders	(5,079)	
Net Cash Provided by Financing Activities		(3,621)
Net Decrease in Cash and Cash Equivalents		(9,053)
Cash and Cash Equivalents, January 1, 2009		11,472
Cash and Cash Equivalents, December 31, 2009		$ 2,419

The accompanying footnotes are an integral part of these financial statements.

N. HAHN AND CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2009

Balances at January 1, 2009	$ 19,394
Net Income	(6,384)
Distributions to Shareholders	(5,079)
Balance at December 31, 2009	$ 7,931

The accompanying footnotes are an integral part of these financial statements.

N. HAHN AND CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 – Organization

N. Hahn and Co., Inc. provides investment banking services. It is a New York corporation formed on January 6, 1998 and it reports the results of its operations on a calendar year basis. N. Hahn and Co., Inc. elected "S" corporation status effective January 1, 1999.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

A. Principles of Accounting:

The financial statements have been prepared on the accrual basis of accounting.

B. Furniture and Equipment:

The corporation has elected to capitalize as fixed assets certain equipment and office furnishings used in the business. The items so treated are those of significant cost that have a useful life of more than one year. For statement purposes and tax reporting purposes, Management expensed the cost of these assets in 1999 under Internal Revenue Code Section 179.

C. Income Taxes:

The corporation is not required to pay corporate-level tax on its earnings, except to New York City, which does not recognize "S" corporations. Rather, items of income, loss gains and deductions pass through to be reported on the shareholder's personal income tax returns.

D. Investments:

During 2000, FINRA (formerly NASD) members such as the corporation were invited to purchase equity through two separate placements of NASDAQ securities. The corporation subscribed for 200 shares, paying $2,200.00. The corporation later in 2000 purchased warrants for an additional $1,400.00. Finally, in 2006 the corporation invested an additional $1,600.00 for a total investment of $5,200.00. Thus, the corporation at December 31, 2009 owns 300 shares of NASDAQ OMX Group, Inc. (formerly The Nasdaq Stock Market Inc.), with a basis of $5,200 and a fair market value at December 31, 2009 of $5,946.

These shares and 1,064 shares of Johnson & Johnson common stock as of December 31, 2009 (basis $65, market value $69), in prior years were listed at cost as "Investments" in the Statement of Financial Position, and for SEC purposes were considered to be private illiquid investments. They are now considered to be "available for sale" securities. The securities are now listed at fair market value in the Current Assets section of the Statement of Financial Position as of December 31, 2009. The difference between market value and cost for both securities, $750, is a component of the Stockholder's Equity section of the Statement of Financial Position as of December 31 2009, shown as "Accumulated Other Comprehensive Income".

E. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

F. Cash and Cash Equivalents:

For purposes of the statement of cash flows, N. Hahn and Co., Inc. considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

G. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 the Company had net capital of $6,260, which was $1,260 in excess of its required net capital of $5,000.00. The Company's net capital ratio was .799 to 1.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

Board of Directors
N. Hahn and Co., Inc.
230 Park Avenue
New York, NY 10169

To the Board:

In connection with our audit of your financial statements for which we issued an opinion as part of our audit report dated February 23, 2010, a schedule reconciling the calculation of audited net capital to your unaudited calculation is required. However, if there are not material differences between the two, then a statement saying as much would suffice.

My calculation of the audited net capital was equal to your unaudited net capital calculation, both totaling $6,260 as of December 31, 2009. Thus, there are no differences at all between your calculation and mine.

Paul Gaynes

Paul Gaynes, CPA

May 11, 2010

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
N. Hahn and Co., Inc.
New York, New York

Gentlemen:

In planning and performing my audit of the financial statements of N. Hahn and Co., Inc. for the year ended December 31, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by N. Hahn and Co., Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15c 3-3. N. Hahn and Co. does not carry securities accounts for customers nor does it perform custodial functions for customer securities. Accordingly, therefore, N. Hahn and Co. is not required to perform the various procedures normally used to account for and protect customer securities in its possession.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,

Paul Gaynes

PAUL GAYNES, CPA

Plainview, New York
May 11, 2010

N. HAN AND CO., INC.
COMUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total Ownership Equity from Statement Of Financial Condition – Net Capital	$ 7,931
Liabilities subordinated to claims of general Creditors allowable in computation of Net capital	0
Total capital and allowable subordinated Liabilities	$ 7,931
Other deductions and/or charges	(743)
Net capital before haircuts on Securities positions	7,188
Haircuts on securities positions (JP Morgan Prime Money Market Fund at 2%, NDAQ And JNJ at 15%)	(928)
Net Capital	6,260
Minimum dollar net capital requirement Of reporting broker or dealer	(5,000)
Excess Net Capital	$ 1,260